UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2013

Commission File Number: 001-32292

RUBICON MINERALS CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)
Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION
By:	/s/ Robert Lewis
Robert Lewis Chief Financial Officer

Date: August 9, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Rubicon Minerals Corporation’s Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario
99.2	Sébastien B. Bernier, P.Geo – Consent
99.3	Glenn Cole, P.Geo – Consent
99.4	Daniel Hewitt, P.Eng – Consent
99.5	Stephen Taylor, P.Eng – Consent
99.6	Pierre Roy, P.Eng – Consent
99.7	Sébastien B. Bernier, P.Geo – Certificate
99.8	Glenn Cole, P.Geo – Certificate
99.9	Daniel Hewitt, P.Eng – Certificate
99.10	Stephen Taylor, P.Eng – Certificate
99.11	Pierre Roy, P.Eng - Certificate